

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

March 9, 2023

Jennifer B. Clark
Secretary
ABP Acquisition LLC
Two Newton Place
255 Washington Street, Suite 300
Newton, Massachusetts 02458

> **Re: AlerisLife Inc.**
> **Schedule 13E-3/Schedule TO-T filed March 8, 2023, as amended**
> **Filed by ABP Acquisition 2 LLC, ABP Acquisition LLC, ABP Trust and Adam Portnoy**
> **File No. 005-62369**

Dear Jennifer B. Clark:

We have reviewed your March 8, 2023 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 3, 2023 letter.

Schedule 13E-3/Schedule TO-T filed March 8, 2023, as amended

Position of Parent and Mr. Portnoy Regarding the Fairness of the Transaction, page 2

1. We note your responses to prior comments 1, 2 and 4 and that Adam Portnoy and ABT Trust have been added to the cover and signature pages of the Schedule TO/13E-3 as filing persons. However, while we note that the applicable disclosure has been revised in response to such comments to satisfy the disclosure requirements of Mr. Portnoy, it does not appear that the disclosure has been revised with respect to ABT Trust. For example, there does not appear to be a statement as to whether ABP Trust believes the going-private transaction is fair to unaffiliated security holders and an analysis of the material factors relied upon to reach such a conclusion. Refer to prior comment 4.

2.   We note you response to prior comment 1 regarding your belief that the addition of Mr. Portnoy and ABP Trust as bidders would not require dissemination of new offering materials. Please confirm the filing persons have complied and will comply with their obligations described in Exchange Act Rule 13e-3(e)(2) and (f)(2) and Rule 14d-4(d)(1) with respect to the March 8 filing and any filings that you will make in response to prior comment 1.

 Please direct any questions to Perry Hindin at 202-551-3444.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Mergers & Acquisitions

cc: Faiz Ahmad